Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 26, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, August 19, 2019, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, at 10:00 a.m. (Eastern Daylight Time) on Thursday, September 26, 2019, and at any and all adjournments or postponements thereof, on the proposals listed on the reverse side, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

         The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

         This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposal 2, this Proxy will be voted FOR such proposal. If no direction is made with respect to Proposal 1, the undersigned will be deemed to have abstained from voting on such proposal (unless the undersigned completes Item 1A on the reverse side, in which case this Proxy will be voted FOR Proposal 1). Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

TO BE HELD ON SEPTEMBER 26, 2019

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

■ 00032030000000000000 9	092619

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Item 1A)

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” ITEM 1A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSAL 1.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposal 1, you should check the box “AGAINST” Item 1A. In that case, your vote will count towards or against the ordinary majority required for the approval of Proposal 1, but will not count towards or against the special majority required for the approval of Proposal 1.

IF YOU DO NOT INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER AND/OR HAVE A CONFLICT OF INTEREST IN ITEM 1A, YOUR VOTE WILL NOT BE COUNTED AT ALL FOR PROPOSAL 1.

			FOR	AGAINST	ABSTAIN
		1. Approval of an updated compensation policy for the executive officers and directors of the Company.	☐	☐	☐
		1A. The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 1. [MUST COMPLETE]	☐	☐
		2. Approval of an amendment to Article 6 of the Company’s articles of association to increase the Company’s authorized share capital by 12,755,492 ordinary shares, to 50,000,000 ordinary shares.	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.